SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A*
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2008	Commission File Number: 1-14678
CANADIAN IMPERIAL BANK OF COMMERCE
(Translation of registrant’s name into English)
Commerce Court
Toronto, Ontario
Canada M5L 1A2
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐      Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934:
Yes ☐      No ☑
The information contained in this Form 6-K is incorporated by reference into the Registration Statements on Form F-3 File No. 333-104577 and Form S-8 File nos. 333-130283 and 333-09874.

* EXPLANATORY NOTE
As permitted by the rules of the Securities and Exchange Commission (SEC), the financial statements filed by Canadian Imperial Bank of Commerce (CIBC) with the SEC have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). On July 29, 2008, CIBC filed a Form 6-K (the “Original Form 6-K”) providing reconciliations between Canadian GAAP and United States generally accepted accounting principles with respect to the financial statements in its Second Quarter 2008 Report. As permitted by the rules of the SEC, these reconciliations were produced in accordance with Item 17 of SEC Form 20-F. This Form 6-K/A provides additional reconciliation information with respect to the financial statements in CIBC’s Second Quarter 2008 Report in accordance with Item 18 of SEC Form 20-F. Except for such additional information, this Form 6-K/A does not modify the disclosure in the Original Form 6-K.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN IMPERIAL BANK OF COMMERCE
Date: October 2, 2008	By:	/s/ Francesca Shaw
		Name:	Francesca Shaw
		Title:	Senior Vice-President

	By:	/s/ Marinde Kwok
		Name:	Marinde Kwok
		Title:	Vice-President